UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Chemspec International Limited

(Name of issuer)

Ordinary Shares, par value HK$0.01 per share

(Title of class of securities)

163868 1021

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[Continued on following pages]

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing 60 Ordinary Shares.

1	Name of reporting person David Yunhung Tang
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 302,400,000 Ordinary Shares
	7	Sole dispositive power 0
	8	Shared dispositive power 302,400,000 Ordinary Shares
9	Aggregate amount beneficially owned by each reporting person 302,400,000 Ordinary Shares
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 13.95%
12	Type of reporting person IN

1	Name of reporting person Lan-Fen Hu Tang
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 302,400,000 Ordinary Shares
	7	Sole dispositive power 0
	8	Shared dispositive power 302,400,000 Ordinary Shares
9	Aggregate amount beneficially owned by each reporting person 302,400,000 Ordinary Shares
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row 9 13.95%
12	Type of reporting person IN

ITEM 1	(a).	NAME OF ISSUER:

Chemspec International Limited (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 200 Wu Wei Road Shanghai 200331 People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

This Schedule 13G is filed by and on behalf of (a) David Yunhung Tang and (b) Lan-Fen Hu Tang.

David Yunhung Tang and Lan-Fen Hu Tang are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities and because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing or anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

For David Yunhung Tang and Lan-Fen Hu Tang

c/o Chemspec International Limited No. 200 Wu Wei Road Shanghai 200331 People’s Republic of China

ITEM 2	(c)	CITIZENSHIP:

David Yunhung Tang and Lan-Fen Hu Tang are citizens of the United States of America.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares.

ITEM 2	(e).	CUSIP NUMBER:

163868 102

ITEM 3.		STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

ITEM 4.	OWNERSHIP.

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
David Yunhung Tang	302,400,000	13.95%	—	302,400,000	—	302,400,000
Lan-Fen Hu Tang	302,400,000	13.95%	—	302,400,000	—	302,400,000

David Yunhung Tang is the record holder of 213,300,000 Ordinary Shares of the Issuer.

J.P. Morgan Trust Company of Delaware is the record holder of 89,100,000 Ordinary Shares of the Issuer as trustee of the Tang Family 2006 Irrevocable Trust. Lan-Fen Hu Tang, the wife of David Yunhung Tang, controls the voting and investment power over the Ordinary Shares held by J.P. Morgan Trust Company of Delaware. The beneficiaries under the irrevocable trust only include certain members of David Yunhung Tang’s family and do not include David Yunhung Tang or Lan-Fen Hu Tang.

Pursuant to Rule 13d-3 under the Act, each of David Yunhung Tang and Lan-Fen Hu Tang and may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer held by J.P. Morgan Trust Company in trust for the Tang Family 2006 Irrevocable Trust. Lan-Fen Hu Tang may also be deemed to be the beneficial owner of the Ordinary Shares of the Issuer owned by David Yunhung Tang.

David Yunhung Tang and Lan-Fen Hu Tang may also be deemed to be a group as defined in Rule 13d-5(b) under the Act, and each member of such group may be deemed to beneficially own the Ordinary Shares beneficially owned by other members constituting such group.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The members of this group are set forth as reporting persons on Schedule 13G.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2010

David Yunhung Tang

/S/ DAVID YUNHUNG TANG
David Yunhung Tang

Lan-Fen Hu Tang

/S/ LAN-FEN HU TANG
Lan-Fen Hu Tang